July 3, 2007

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business
Mail Stop 7010
Washington, D.C. 20549-0405

RE:	Don Marcos Trading Co. (the “Company”)
Amendment No. 1 to Registration Statement on Form SB-2 (the “Registration Statement”)
File No. 333-142976

Dear Mr. Schwall:

Thank you for the comments in your letter dated June 9, 2007 (the “Comment Letter”) regarding the Company’s Registration Statement. Following please find the Company’s responses to all of the comments in the Comment Letter. These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

General

1.  The Registration Statement has been revised to:

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Disclose all of the selling shareholders who were also selling shareholders named in the Nucotec, Inc. and Salty’s Warehouse, Inc. registration statements and included in this disclosure are the contacts leading to the investment in the Company by those selling shareholders; and

•	Indicate that each of the Salty’s Warehouse, Inc. selling shareholders sold their stock in the change of control transaction that occurred on December 11, 2006 and received proceeds therefrom.

The disclosure of the familial relationships among these selling shareholders requires the Company to obtain consents from each of the selling shareholders as this is a privacy issue. The Company was unable to obtain those consents as the selling shareholders do not want their familial relationship displayed on the Securities and Exchange Commission’s (“SEC”) website or in any public record for privacy and security reasons. The selling shareholders would be willing to make this disclosure to the SEC on a confidential basis if necessary, but not in a response letter, registration statement or other document accessible to the general public. We have, however, included disclosure in the Registration Statement that certain of the shareholders are related.

In addition, the proceeds received by the selling shareholders in the Salty’s Warehouse, Inc. transaction that occurred on December 11, 2006 have no direct relationship to the Company’s Registration Statement. The disclosure of the proceeds received by each selling shareholder is a privacy issue in which the Company must obtain consents from each selling shareholder to disclose. The Company was unable to obtain those consents as the selling shareholders do not want their financial information displayed on the SEC’s website or in any public record for privacy and security reasons. The selling shareholders would be willing to make this disclosure to the SEC on a confidential basis if necessary, but not in a response letter, registration statement or other document accessible to the general public. We have, however, included disclosure in the Registration Statement that the shareholders sold their Salty’s Warehouse, Inc. shares on December 11, 2006 and received compensation therefor.

Management of the Company does not believe that Rule 419 of the Securities Act of 1933 (the “Act”) applies to the Company. Rule 419 governs offerings by “blank check companies.” Rule 419 defines a “blank check company” as “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company fails this definition because, while it is in the development stage, the Company does have a specific business plan and purpose. The Company was formed in 1999 to be the sole importer and distributor of Don Marcos® Coffee from Costa Rica. The Company has been preparing to conduct its business since 1999 and continuing through the present by: (i) applying for its trademark in 1999 and processing its trademark registration application through 2002; (ii) establishing a merchant account in 2000; (iii) establishing a website in 2000; and (iv) entering into a Distribution Agreement with Don Marcos Coffee Company, S.A. in 2003. In 2004, the Company was enforcing its intellectual property rights. In 2007, the Company has had the coffee tasted by professional coffee tasters and designed the packaging for the coffee.

2.  The Registration Statement has been amended to clarify that the Company has been preparing to conduct business by: (i) applying for its trademark in 1999 and processing its trademark registration application through 2002; (ii) establishing a merchant account in 2000; (iii) establishing a website in 2000; and (iv) entering into a Distribution Agreement with Don Marcos Coffee Company, S.A. in 2003. In 2007, the Company had the coffee tasted by professional coffee tasters and designed the packaging for the coffee. However, the Company has not yet made any sales of coffee nor generated any revenues from operations.

Plan of Operations

3.	The Registration Statement has been amended to include disclosure that:

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The Company can satisfy its cash requirements for the forseseeable future without raising any additional financing. However, if the Company does not generate revenues within the next 12 months, it will be unable to market or distribute the coffee and will have to raise additional funds for planned marketing and distribution expenses;

•	The Company does not plan to purchase any plant or significant equipment in the foreseeable future; and
•	The Company does not expect any significant changes in the number of its employees.

Current Activities and Plans

4.  The Registration Statement has been amended to clarify the Company’s business activities since inception in the Plan of Operation. There is no written agreement between the Company and the graphic artists who designed the Company’s labels. The graphic artists will bill for their work once it is completed on an invoice basis. There is no written agreement with the Company and the cuppers. The cuppers are tasting the coffee at the request of Don Marcos Coffee Company, S.A.

Business

Don Marcos

5.  "Don Marcos Coffee Co., S.A." and "Don Marcos Coffee Company, S.A." are the same company. The Registration Statement has been amended to use the full corporate name, Don Marcos Coffee Company, S.A., instead of the abbreviated “Co.” in order to eliminate potential confusion.

Don Marcos Coffee Company, S.A. is not a subsidiary of the Company.

The familial relationship between Mark E. Tupper, the founder, Chief Executive Officer and principal shareholder of Don Marcos Coffee Company, S.A. and the Company’s President and director, Earl T. Shannon, was previously disclosed in the Registration Statement under the “Management” section. The Registration Statement has been amended to disclose that relationship in the “Business” section as well, along with the fact that Don Marcos Coffee Company, S.A. is not a subsidiary of the Company.

The only agreement between Don Marcos Coffee Company, S.A. and the Company is the Distributorship Agreement which was filed as Exhibit 10.3 to the Registration Statement. The Registration Statement has been amended to disclose that this is the only agreement between the two companies.

6.  The Registration Statement has been amended to clarify that the grower, Don Marcos Coffee Company, S.A., has designated the Don Marcos coffee as “SHB.”

Competition

7.  The Registration Statement has been amended to explain that “the uniqueness of our products” means that the Company’s products are unique because:

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The coffee to be distributed by the Company is “specialty coffee.” Specialty coffee is defined as a coffee that has no defects and has a distinctive flavor in the cup. Like wine and honey, specialty coffee has a unique flavor thanks to the micro-climates that produce it. Don Marcos® Coffee is full bodied with a sweet caramel taste.

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The coffee to be distributed by the Company is “Strictly Hard Bean.” Strictly Hard Bean is part of a classification system for coffees, with the characteristic of being cultivated above 3,900 feet above sea level. In Costa Rica, coffee trees that grow at this altitude produce higher quality beans that have a high density that holds in the nutrients and flavor the beans during roasting.

•	The Company’s packaging is unique in that the Company’s bag incorporates a one-way degassing valve to protect the freshness of the coffee.

Don Marcos® Coffee is processed under the highest quality standards, using the latest and most environmentally friendly machinery available. Don Marcos Coffee Company, S.A. maintains the strictest environmental standards concerning water quality, recycling and reforestation

8.  The Registration Statement has been revised to include the following as the Company’s noteworthy competitors for specialty grade coffee:

1.	Café Britt
2.	Triangulo de Oro
3.	Café 1820
4.	Volio
5.	Café Rey

These are five popular coffee companies from Costa Rica. Other coffee companies, such as Peets and Starbucks, offer coffee from several regions of the world. The five competitors listed above are direct competitors of the Company because they all produce only Costa Rican coffee like Don Marcos® Coffee.

Closing Comments

Thank you for your continued review of this Registration Statement. Marked copies of Amendment No. 1 to the Registration Statement are enclosed herewith for your convenience. Please advise if you have any further comments.

Very truly yours,

Don Marcos Trading Co.

/s/ Earl T. Shannon
By: Earl T. Shannon
Its: President

Cc: Donna Levy, Esq.

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